REGULATION CROWDFUNDING OFFERING STATEMENT

DATED JANUARY 11, 2017

Alkane Truck Company
1053 London Street
Myrtle Beach, South Carolina 29577
(843) 839-0109

Up to 234,741 shares of Class B Common Stock at $4.26 per share.

Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08

Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering amount by March 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis. See "Plan of Distribution" on page 13 and "Our Securities" on page 11 for a description of our shares.

	Number of Shares	**Price to Public (1)**	**Underwriting Discounts and Commissions (2)**	**Proceeds to Issuer (3)**
Per Common Share	1	$4.26	$0.00	$
Target Offering Amount	5,867	$24,993.42	$0.00	$24,993.42
Maximum Offering Amount	234,741	$999,996.66	$0.00	$999,996.66

(1) The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.1065 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.

(2) We do not intend to use commissioned sales agents or underwriters.

(3) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See “Use of Proceeds” and “Plan of Distribution”.

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer’s offering materials.**

- **We will notify investors when the target offering amount has been met.**

- **If we reach the target offering amount prior to March 30, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

- **If an investor does not cancel an investment commitment at least 48 hours prior to March 30, 2017, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**

- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class B Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See “Risk Factors” beginning on page 17.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

Table of Contents

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this offering statement constitute “Forward Looking Statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this offering statement will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all.

The Company’s forward-looking statements are based on management’s current expectations and assumptions regarding the Company’s business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company’s actual results may vary materially from those expressed or implied in its forward-looking statements.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

The success or failure of the Company’s efforts to successfully market its products and services as scheduled;

- The Company’s ability to attract, build, and maintain a customer base;
- The Company’s ability to attract and retain quality employees;
- The effects of changing economic conditions; and
- The ability of the Company to obtain adequate debt or other financing if only a fraction of this offering is sold;

These along with other risks, which are described under the “Risk Factors” section starting on page 17 may be described in future communications to stockholders. Except to the extent required by applicable laws or rules, the Company makes no representation and undertakes no obligation to update the forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this offering statement. Although the offering statement may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. References in this offering statement to the “Company,” “Alkane”, “we,” “us” and “our” are to Alkane Truck Company.

Our Company

Alkane Truck Company was formed in 2011, and has been preparing, through rigorous testing, research and development, a new line of trucks that will fill much-needed market voids in North America. Alkane’s heavy-duty vehicles will be offered with five different fuel types: They will be powered by compressed natural gas (“CNG”), liquid propane autogas (“LPG”), gasoline, or for international markets, diesel. For 2020 the

Company will introduce an Range Extended Electric Vehicle ("REEV") powertrain for their Dominator and class 7 trucks. Please see additional discussion below under "Business" beginning on page 3.

The Offering

The Company is offering a minimum of 5,867 shares (the "Target Offering Amount") of Class B Common Stock (each, a "Share") and a maximum of 234,741 Shares (the "Maximum Offering Amount") on a "best efforts" basis, at a price per share of $4.26.

If the Target Offering Amount is not reached on or before March 30, 2017 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of December 15, 2017 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

The offering price per Share has been arbitrarily determined by the Company. The Company may, in the future, sell Shares for a higher or lower price per Share than that for which the Shares are being sold in this offering. In determining such future prices, the Board of Directors of the Company will take into consideration such factors as they deem necessary, which may include the current status, operations and results of the Company, the requirements for additional capital, market factors, and other factors that may not be known until the applicable time.

In the future the Company may value its shares using different methodologies, including, without limitation valuations based on liquidation value, book value and earnings value, and third parties may offer different prices for the Shares.

Upon completion of the offering, assuming that the Maximum Offering Amount has been sold, there will be 569,741 shares of Class B Common Stock outstanding. The Company has no warrants, options, or other derivatives (such as convertible promissory notes, etc.) outstanding which may result in the issuance of any additional shares of Class A Common Stock or Class B Common Stock.

The following table sets forth the number of shares of Class B Common Stock issued and outstanding prior to and following this offering.

Securities Offered	234,741 (maximum shares of Class B Common Stock)
Shares of Class B Common Stock outstanding pre-offering	185,000
Maximum Number of Shares of Class B Common Stock outstanding post-offering (excluding shares which may be issued outside this offering)	419,741

The net proceeds of this offering will be used primarily to purchase inventory and working capital needs or to undertake marketing efforts if only the Target Offering Amount is sold.

Investing in our Class B Common Stock involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section beginning on page 17 of this offering statement.

BUSINESS

Company Background and General Overview

Alkane Truck Company, formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. On December 30, 2015, Alkane Truck Company, which was a wholly owned subsidiary of Noble Automotive Group, Inc. ("Noble") merged with and into Noble, with Noble surviving and changing its name to Alkane Truck Company. Prior to the name change and consolidation, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia corporation).

Effective as of December 30, 2015, Valor Motor Company and Alkane Truck Company merged into the parent company under the new name, Alkane Truck Company. Since December 30, 2015, the Company operates as Alkane Truck Company and has one wholly owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have any operations. All operations are in the Company.

The Company has been preparing, through rigorous testing, research and development, a new line of trucks that will fill much-needed market voids in North America. Alkane's heavy-duty vehicles will be offered with four different fuel types: powered by CNG; LPG; gasoline; or for international markets, diesel. These trucks will include a class 7 cab-over delivery truck, a class 8 cab-over, 18-wheel heavy hauler, and the Humvee-style, Alkane Dominator™.

The Company is an 'assembler' of vehicles as opposed to a manufacturer of vehicles. This distinction is an important one. The role of 'assembler' eliminates the debt burden of purchasing hundreds of millions of dollars in stamping and other high-priced production equipment required to manufacture vehicles from the ground up.

Instead, our formula is very simple: seek out the industry's best components at the best prices available worldwide and contract with those manufacturers already equipped to produce the vehicle parts. Having bypassed investment in a cumbersome manufacturing infrastructure, Alkane is positioned to move straight to assembling vehicles and, for a company interested in serving a niche market rather than mass production. Technology changes quickly; in addition to the obvious front-end cost savings, Alkane is free to assimilate new innovation without being hampered by equipment outdated before it can even be fully depreciated. This smart model will keep Company a contemporary enterprise from the beginning.

Alkane purchases engines, transmissions, fuel systems, axles, rims, tires, seats, seat belts, brake systems - 66% of all components - from the finest manufacturers in the USA. In addition to keeping Americans employed, this important benchmark qualifies Alkane to sell our specialty vehicles to the US government. We are able to purchase gliders (vehicle body without drive train) from Foton-Daimler and Agrale at very competitive prices and integrate U.S. drive trains and fuel system components from contracted suppliers at equally favorable prices. This allows us to sell our natural gas fueled trucks at prices comparable to diesel or gasoline trucks of the same size and weight class.

We contract for the highest quality parts and components already in production by experienced manufacturers. To purchase and outfit such facilities could cost upwards of $500,000,000; we avoid that expense and focus our attention, instead, on securing only the best engineers, designers and suppliers. In addition, contracting with select third-party quality producers allows us access to name brand components without the fear of competition with larger manufacturers. For example, we purchase our 8.8 liter PSI block engines from a third party source in business to sell name brand engines powered by natural gas.

We currently contract with some of the most respected companies in the industry. Alkane is the Agent of Service for the North American market for Foton, from whom we purchase cabs and frames for our Class 7 delivery trucks; Foton manufactures and sells 600,000 trucks annually worldwide.

For the Class 7 truck, Alkane has completed the required DOT, EPA and CARB certifications. This time-consuming and expensive process is required in order to sell vehicles in the North American market.

Production of the Class 7 in the US is underway now and we are currently projecting producing approximately 1,200 trucks in 2017.

Agrale of Brazil manufactures the body of our on-road/off-road, heavy-duty vehicle, the rugged Alkane Dominator, recently showcased as part of the LINE-X exhibition at the prestigious SEMA Show in Las Vegas, Nevada. Agrale manufactures all vehicles for the Brazilian military - vehicles designed to negotiate some of the most challenging terrain in the world. Alkane Truck Company is the Agent of Service for Agrale for the North American market, the first time they have offered this exclusive role to anyone outside of Brazil.

Production of the Dominator is set to begin in April 2017 and we are currently projecting producing approximately 1,100 by the end of 2017.

The Company's vehicles are designed to operate on abundant, US-produced, clean-burning fuels such as LPG or CNG. But, as mentioned previously, we are free to accommodate market demands to provide the same vehicles powered by either gasoline or diesel fuels. In 2020, we anticipate producing our vehicles to operate as extended range electric vehicles as well.

We are in the process of setting up an internal call center charged with contacting an extensive dealership network in the USA, Canada and Mexico (approximately 84,000) for the purpose of selecting only 600 or so of the most trusted over the next two years to represent Alkane's line of vehicles. Because we are determined to maintain the highest level of customer satisfaction, Alkane will train these select dealerships to service our vehicles at no cost to them and with no dealership fee of any kind. Rather than direct sales, then, these carefully chosen dealerships will be best equipped and trained to sell and service vehicles for our end users close to home.

The Company's website is http://www.alkanetruckcompany.com/.

The Market

In response to the uncertainty of oil prices and the need for a cleaner, less expensive domestic fuel source, the past decade has seen a boom in the use of alternative fuel vehicles in North America. Increasing numbers of fleet owners have become convinced that natural gas and propane fuel are cost-saving options for their fleets. Even with the lower gasoline and diesel prices available today, propane and CNG prices are approximately half the cost, say nothing of the savings in maintenance and longevity of their vehicles. Alkane's mission is to utilize abundant, domestic fuel sources, promote cleaner air by providing less polluting vehicles and create American jobs.

The class 7 truck is a 26,000 gross vehicle weight ("GVW") to 33,000 GVW and the 18-wheeler is 80,000 GVW. Alkane Truck Company's Dominator™, an on-road/off-road, all-terrain vehicle which has a GVW of 12,800 lbs., is designed to fill the void left by the popular Hummer H1 and H2.

While natural gas provides an end-user fuel savings of between 50% and 70% (depending on LPG or CNG fuel type) as well as extended engine life, we will also offer gasoline and diesel versions to keep Alkane positioned to compete in all changing market trends. Our business is based on a small percentage of the overall market for class 7 and class 8 trucks. In 2015, the combined total sales of class 7 and class 8 amounted to over 700,000 trucks. Of this total, our goal is to sell 3,000 trucks a year through our dealership network of 105 locations in North America. Over a period of three years, we project a total of 345 domestic and international dealership locations selling and servicing our trucks. Our smart, simple business model streamlines manufacturing and distribution.

Growth and Sales Plan

Alkane Truck Company is an American assembler of trucks and off-road vehicles powered by LPG and CNG. We are currently taking orders for our class 7 (26,000 GVW to 33,000 GVW) cab-over truck. In 2017, we will have concluded Department of Transportation ("DOT") testing on the Alkane Dominator™. In 2018, our class 8 tractor is scheduled to complete DOT testing and Alkane will begin fulfilling advance dealer orders. All of these vehicles will run on clean-burning, domestically-produced liquid propane. We expect that Alkane vehicles will be assembled in our 125,000 square foot facility in Marion county, South Carolina.

Our engineers are also developing bullet-resistant armoring for police and military applications. Each Alkane truck represents a "one-of-a kind" vehicle; since each vehicle represents a new category, there is no direct comparison to market categories of existing vehicles.

The Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. The Company will have three vehicle types available to the market over the next three years:

- Alkane Truck Company's liquid propane autogas-powered class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab over is the perfect inner-city solution. The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke.

- The Alkane class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2018, after which Alkane will begin fulfilling advance dealer orders.

- The Dominator™ is a rugged 4WD workhorse. Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 horsepower at 5,400 rpm and torque to spare, the 4WD Alkane Dominator™ can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions International, known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance. Offered standard on the Dominator™, Line-X body coating prevents rust, scratches and abrasions on all painted surfaces.

The Company targets a new market niche by offering vehicles with specific qualities not represented and, therefore, not comparable to anything else on the market. Targeting less than 1% of the total market share of medium- and heavy-duty truck sales, Alkane can retain its specialized niche and become a profitable industry leader.

South Carolina Project

The Company is currently engaged with the State of South Carolina on "Project Dominator", which is the Company's project to locate its truck manufacturing facility in Marion County, South Carolina. The State of South Carolina has outlined a number of incentives for which Project Dominator may be eligible, which would be materially beneficial to the Company, and would improve the Company's prospects.

In connection with the Company's assembly operation, the Company currently plans to invest approximately $9,115,000 in the project, of which $5,615,000 will be in real property (land and building) and $3,500,000 will be in tangible personal property (machinery and equipment). The Company currently expects to create more than 300 new jobs over 5 years.

In order to encourage the Company to pursue the Company's assembly operation, the State of South Carolina is offering the following incentives, among others:

- A 15 year moratorium on corporate income tax;
- $14,985,000 in Job Tax Credits and $52,500 in Investment Tax Credits;
- A job development credit of $5,615,000 over 10 years; and
- A 5 year abatement on property taxes.

The Company's receipt of these incentives is conditioned on the Company's assembly operation moving forward as currently contemplated, and on complying with South Carolina's requirements for the project if it does proceed, and there is no guaranty that these incentives will ultimately be received, or that the Company's assembly operation will be completed. However, in the event that the project does move forward, the Company currently expects that these incentives would be materially beneficial to the Company and, thus, to its shareholders.

Employees

The Alkane management team consists of Robert Smith III, Founder, Chief Executive Officer ("CEO"), Chief Financial Officer and Secretary; Miguel Pena, Operations Manager, and Eric Moore, Sales Manager. As sales accelerate, additional personnel will be hired as needed to allow Mr. Smith time to focus his efforts on meeting Alkane's business objectives.

The Company has 7 other employees at this time.

Legal Proceedings

There are no legal proceedings material to our business of financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company owns the trademark on the "Alkane Dominator™" product and has a trademark o the stylized Alkane logo.

Indebtedness

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2014, the Company received funding from Mr. Smith of $820,460 and repaid principal of $163,043, resulting in a loan balance of $657,417 as of December 31, 2013.

During 2014, Mr. Smith advanced the Company an additional $747,939, and Mr. Smith repaid principal of $125,346 on behalf of the Company, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $102,087 and $54,913 for the years ended December 31, 2015 and 2014, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2015 and 2014, there was no outstanding interest due on these loans.

Concurrent Offerings

None

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2015, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern. As noted in our financial statements, we reported recurring losses and we have not generated positive cash flows from operations. See "Risk Factors-Our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern."

RESULTS OF OPERATIONS – YEAR ENDED 12/31/2015

As of December 31, 2015, the Company had $29,833 of cash and cash equivalents, $91,010 of accounts receivable and $833,004 of inventory, for total current assets of $953,847. The Company had accounts payable of $213,206, $2,492,454 due to related parties, and $11,800 of deferred revenue, for total current liabilities of $2,717,460.

For the fiscal year ended December 31, 2015, the Company had revenues of $221,160 and a net loss of $48,254. For that same time frame, the company had total operating costs of $1,003,786, and therefore and a total loss from operations of $1,052,040. The Company's operating costs were comprised of the following:

Research and development	$359,545
General and administrative	$256,401
Compensation and benefits	$211,878
Professional services	$160,171
Sales and marketing	$12,114
Depreciation and amortization	$3,677

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations. During the year ended December 31, 2015 and 2014, the CEO paid total loan principal and interest of $206,436 and $180,259 on behalf of the Company, respectively.

As of December 31, 2015 and 2014, the Company owed the CEO $2,698,974 and $2,461,586, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $206,520 and $200,920 as of December 31, 2015 and 2014, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

DIRECTORS OF THE COMPANY

The following is information about the Company's director and any persons occupying a similar status or performing a similar function. The address for the Company's Director is c/o Alkane Truck Company, 1053 London Street, Myrtle Beach, South Carolina 29577.

Robert Smith III has served a Director of the Company since June 4, 2011. Mr. Smith is the Company's sole Director. Mr. Smith is not employed by any other employer.

OFFICERS OF THE COMPANY

The following is information about the Company's officers:

Robert Smith III – Chief Executive Officer, Chief Financial Officer and Secretary

Mr. Smith is the Company's Chief Executive Officer, a position he has held since June 4, 2011. As our CEO, Mr. Smith has overall responsibility for all of the operations of the Company. Since June 4, 2011, Mr. Smith has also served as the Company's Chief Financial Officer and Secretary. Mr. Smith has not held any other officer positions with the Company.

Mr. Smith has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking software development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

Mr. Smith has over 30 years' experience in the import/export industry and has traveled worldwide most of his life throughout China, Russia, CIS, Central America, Mexico and South America. He has the necessary business skills to direct the operations of the Company with primary emphasis on streamlining operations, continued development of the latest technologies and implementation of those technologies in a time-efficient manner.

Miguel Pena - Operations Manager

Mr. Pena is the Company's Operations Manager, a position he has held since September 2016. In this position, Mr. Pena has responsibility for overseeing the assembly operations for all the vehicles the company plans to assemble. From September 2014 to September 2016, Mr. Pena was General Manager of Alkane Motors Dominicana, an authorized dealer of Alkane Truck Company in the Dominican Republic, in which position Mr. Pena was responsible for all operations of the company in the Dominican Republic, including creating the distribution network for the company's vehicles, positioning the brand, establishing 3 dealer locations as well as introducing the Class 7 diesel version, 4x4 Mako Pickup and the16 Passenger Maxi-van into the Dominican market.

From November 2010 to September 2014, Mr. Pena was the Plant Manager for Prestige Structural Aggregates in the Dominican Republic, in which position Mr. Pena was responsible for the operations of an aggregate mine. From June 2004 to September 2015, Mr. Pena was the Sales Manager for Dominican Coralstone, S.A., in the Dominican Republic, in which position Mr. Pena was responsible for all sales for a marble tile plant.

Mr. Pena has over 10 years of experience as plant manager for several industries that required industrial procedures, assembling products from raw materials to finished goods.

Mr. Pena is a graduate from Universidad de Belgrano, Argentina, with a degree in international business. Being fluent in Spanish, Mr. Pena is a great asset for Alkane Truck Company's international market sales, Mr. Pena owns an international dealership in the Dominican Republic called Alkane Motors Dominicana which sales and distributes all Alkane products.

As of September 9, 2016, Mr. Pena is not employed by any other employer.

Eric S. Moore - Career Synopsis – Executive Director of Sales and Marketing

Eric S. Moore is the Company's Executive Director of Sales and Marketing, a position he has held since August 2016. In this position Mr. Moore is responsible for defining and implementing all sales and marketing strategies to achieve the companies goals and projections.

From April 2008 to July, 2016, Mr. Moore served as Director of Marketing and Communications for Chillybeat, LLC, a lifestyle apparel brand and custom screen printing company of which he was the co-founder. In this position, Mr. Moore was responsible for the day to day operations of Chillybeat, LLC, and it budgets, as well as overseeing production of screen printed apparel and promotional products.

Mr. Moore has Bachelor of Science degrees from Appalachian State University, received in 2003, in Communications – Public Relations and in Sociology. Eric served as the president of Vision PR, the on campus student PR firm, as well as president of the ASU PRSSA. Upon graduation Eric went to work as a freelance PR and marketing consultant in Jacksonville, FL and began working as the assistant media director for the largest event of them all, the Super Bowl. Eric then moved back to the Carolina's and went on to lead the hardware and outdoor division at JDPR as the agency's National Account Executive.

Mr. Moore holds professional certifications in Hubspot Inbound Marketing, Social Media Marketing and Digital Media Marketing. He has been a member of both the Public Relations Society of America and American Marketing Association for more than 12 years. Mr. Moore is also a 15 year veteran volunteer Firefighter/EMT with multiple certifications ranging from Level 2 firefighter to swift water rescue and many more. Mr. Moore is not employed by any other employer.

In October 2016, Mr. Bob Denton, the Company's prior Chief Financial Officer from 2014 to 2016, and Stephen Rayborn, the Company's prior Vice President of Global Sales, left the Company. Mr. Rayborn and Mr. Denton were in the real estate business before working for Alkane Truck Company, and were recently offered an opportunity from a real estate developer to manage and sale a real estate development project, and both left the Company to pursue that opportunity.. Their departure was amicable and not the result of any disagreement between them and the Company.

During the past five years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses.

No Disqualification

With respect to the Company, any predecessor of the Company, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, any promoter connected with the Company in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to the date of this offering statement, no such person (each, a "Covered Person") has been convicted, within 10 years (or five years, in the case of the Company, its predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the Securities and Exchange Commission (the "SEC"); or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

In addition, no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of this offering statement that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

No Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Covered Person is subject to any order of the SEC entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, as amended (the "Securities Act"), Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Covered Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Covered Person has filed (as a registrant or issuer), nor was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or was any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

The Company's CEO, CFO and Secretary, Mr. Smith, does not receive a salary. Mr. Pena, the Company's Operations Manager, receives a salary of $850 per week. Mr. Moore, the Company's Executive Director of Sales and Marketing, receives a salary of $750 per week.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of November 10, 2016, who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. We have based our calculation of the percentages of voting power on 1,785,000 shares of the Company's Common Stock outstanding on November 10, 2016 (1,600,000 shares of Class A Common Stock and 185,000 shares of Class B Common Stock), which collectively have a total of 16,185,000 votes.

Name of Holder	Title	Number & Class of Securities	% of Voting Power Prior to Offering
Robert Smith III	Chief Executive Officer, Chief Financial Officer and Secretary	1,600,000 shares of Class A Common Stock	98.86%

As a result of his ownership of the Class A Common Stock, which has 10 votes per share, Mr. Smith has the power to control the vote of shareholders of the Company, and therefore the other shareholders of the Company you will have no effective right to control the operations or actions of the Company.

Neither Mr. Pena nor Mr. Moore hold any securities of the Company or any rights to acquire such securities.

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions, other than the employment of Mr. Pena as described above by a subsidiary of the Company. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

The Company has authorized three classes of shares:

- Class A Common Stock, par value $0.001 per share, of which there are 5,000,000 shares authorized, with 1,600,000 shares issued and outstanding as of the date of this offering statement.

- Class B Common Stock, par value $0.001 per share, of which there are 45,000,000 shares authorized, with 185,000 shares issued and outstanding as of the date of this offering statement.

- Preferred Stock, par value $0.001 per share, of which there are 10,000,000 shares authorized, with no shares issued and outstanding as of the date of this offering statement.

The Class A Common Stock carries superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2015 and 2014, Mr. Smith held 1,600,000 shares of Class A Common Stock of the 5,000,000 shares authorized.

Class B Common Stock includes all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of each December 31, 2015 and 2014, 45,000,000 shares of Class B Common Stock were authorized and 335,000 were issued and outstanding.

The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

Common Stock

Voting Rights. The holders of shares of Class A Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of the stockholders, and the holders of shares of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding shares of Preferred Stock hereafter issued, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. The payment of dividends on the shares of Common Stock will be a business decision to be made by the Board from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on shares of Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Absence of Other Rights or Assessments. Holders of shares of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to shares of Common Stock. When issued in accordance with our Articles of Incorporation and the Georgia Business Corporation Code, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

Preferred shares carry no voting rights but have distribution preference in the event of liquidation.

The Board of Directors shall be authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any preferred stock so designated and issued may have priority over Common Stock with respect to voting, dividend or liquidation rights, as determined by the Board of Directors. Any future issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by holders of shares of preferred stock and may adversely affect the voting and other rights of the holders of shares of Common Stock. At present, we have no plans to issue any shares of Preferred Stock or to adopt any new series, preferences or other classification of Preferred Stock, but we may decide to do so in the future. The Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized shares, unless otherwise required by law. If and to the extent our Articles of Incorporation is amended or restated in the future, the Board's authority to issue such stock and establish additional classes or series of Preferred Stock without stockholder approval may be limited.

Bylaws

The Company has adopted customary Bylaws for a Georgia corporation.

The foregoing description of the Company's securities, as well as references to the terms and provisions of the Articles of Incorporation and the Company's Bylaws, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which shall be furnished upon request.

Transfer Agent and Registrar

FundAmerica Stock Transfer Agent is the Company's transfer agent for our shares of Class B Common Stock.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the Company;
- to an accredited investor (as defined below in "Plan of Distribution");
- as part of an offering registered with the SEC; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of 5,867 shares of Class B Common Stock (the "Target Offering Amount") and a maximum of 234,741 shares of Class B Common Stock (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before March 30, 2017 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of December 15, 2017 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling this Class B Common Stock through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This offering statement will be furnished to prospective investors via download 24 hours per day, 7 days per week on Startengine.com.

The Startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the Startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the Startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in the Company.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user-friendly process of establishing their personal and financial identity, selecting the number of shares of Class B Common Stock to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares of Class B Common Stock, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or

- 10% of such investor's annual income or net worth (not to exceed an amount sold of $100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self- directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged StartEngine Capital LLC, ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. They charge a 5% total fee on all funds raised. The Company and the Investor, 2.5% each, or $0.1065 each per share of Class B Common Stock, will pay the StartEngine fee, and thus this surcharge of $0.1065 per share to be paid by the Investor will be added to the share price. We will pay StartEngine an estimated $3,500 if we only raise the Target Offering Amount and $50,000 if we raise the Maximum Offering Amount.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to FundAmerica, which is also acting as our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities up to

$25 per investor for escrow and transaction processing fees, including anti-money laundering review, automated clearing house/wire transfer fees, and electronic signature fees. In addition, we will pay FundAmerica Securities $500 for escrow account set up.

FundAmerica has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby

As transfer agent, FundAmerica will be paid a monthly administration fee of $25 per month for so long as the offering is being conducted.

Company executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on the Company's website. They also work with Startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the Startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at http://alkanetruckcompany.com The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

PRIOR OFFERINGS

In the three years prior to this offering, the Company has completed the following exempt offerings of its securities:

Date of Offering	Exemption Replied Upon	Securities Offered	Amount Sold	Use of Proceeds
November 10, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended	Promissory Note	$2,013,845	R&D Class 7 Trucks, DOT Compliance, Prototypes Development
June 8, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended/Rule 506	94,000 shares of Class B Common Stock	$400,000	Purchase of: 12 Class 7 Gliders 3 Agrale Gliders 1 6.0 Engine PSI Triad Dominator

* This Promissory Note was entered into to evidence prior funds that had been loaned to the Company by Mr. Smith, the Company's Chief Executive Officer, in prior periods, but for which no promissory notes or other agreements had been executed.

Other than as set forth above, there have been no transactions since the beginning of the Company's last fiscal year, and there are no currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Company;

(2) Any person who is as of the date of this offering statement, the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; or

(3) Any member of the family of any of the foregoing persons.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or

the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Relating to the Company

Early Stage Business

While the Company was formed in 2011, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Inadequacy of Funds

Gross offering proceeds of a minimum of $24,993.42 and a maximum of $999,996.66 may be realized.

The Shares are offered on a "best efforts" basis. The Company has a minimum offering amount of $24,993.42 and all proceeds from this offering will be held in escrow until the minimum offering amount has been met.

If only the minimum of this offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

We will be dependent on our management team for the growth and development of our Company.

We currently have 3 executives in place and expect it may be some time before a full management team is in place. The recruitment of key personnel will be critical to our success. Our CEO, EVPs, and other senior managers will play a primary role in creating and developing our current business model, and securing much of our material property rights and related assets, as well as the means to make and distribute our current products. We will be highly dependent on this team for the implementation of our business plan and the future development of our assets and our business, and the loss of any key member of the senior team's services to and leadership of our Company would likely materially adversely impact the Company. We presently do not expect to have key man insurance for our senior manager(s). For more information about the responsibilities "and individuals of the management team please see "Directors of the Company" beginning on page 8 and "Officers of the Company" beginning on page 8.

Customer Base and Market Acceptance

While the Company believes it can grow the existing customer base, and develop a new customer base through customer outreach, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its products offer advantages over those of competitive companies, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this offering will be used to for the purposes described under "Use of Proceeds", beginning on 25. The Company reserves the right to use the funds obtained from this offering for other purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders to address changed circumstances or opportunities, including general corporate purposes. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. The Company's management will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

The financial success of the Company will be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that mainstream market acceptance and the targeted product line of the Company will help insulate the Company from possible reduced demand. Nevertheless, the Company has no control over these changes.

We may participate in strategic transactions that could impact our liquidity, increase our expenses and distract our management.

From time to time we may consider strategic transactions, such as acquisitions of companies, and asset purchases. Additional potential transactions we may consider include a variety of different business arrangements, including strategic partnerships, joint ventures, spin-offs, restructurings, divestitures, business combinations and investments. In addition, another entity may pursue us or certain of our assets or aspects of our operations as an acquisition target. Any such transactions may require us to incur charges specific to the transaction and not incident to our operations, may increase our near and long-term expenditures, may pose significant integration challenges, and may require us to hire or otherwise engage personnel with additional expertise, any of which could harm our operations and financial results. Such transactions may also entail numerous other operational and financial risks, including, among others, exposure to unknown liabilities, disruption of our business and diversion of our management's time and attention in order to develop acquired products, technologies or businesses.

As part of our efforts to complete any significant transaction, we would need to expend significant resources to conduct business, legal and financial due diligence, with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks and, as a result, we may not realize the expected benefits of any such transaction, whether due to unidentified risks, integration difficulties, regulatory setbacks or other events, and we may incur material liabilities for the past activities of acquired businesses. If any of these events were to occur, we could be subject to significant costs and damage to our reputation and our business, results of operations and financial condition could be adversely affected.

Auditor's Opinion Expresses Doubt About the Company's Ability to Continue as a "Going Concern"

The independent auditor's report on our December 31, 2015 consolidated financial statements states that the Company's historical losses and accumulated deficiency raise substantial doubts about the Company's ability to continue as a going concern, due to the losses incurred and deficiency. If we are unable to develop our business, we will have to reduce, discontinue operations or cease to exist, which would be detrimental to the value of the Company's Common Stock. We can make no assurances that our business operations will develop and provide us with significant cash to continue operations.

In order to continue as a going concern, we will need, among other things, additional capital resources. Management's plan is to obtain such resources for our capital needs by obtaining capital from management and significant shareholders sufficient to meet its operating expenses and planned expansion and seeking equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans.

Our ability to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if we were unable to continue as a going concern.

We will need additional capital in order to continue operating our business, and such additional funds may not be available when needed, on acceptable terms, or at all.

We will need significant additional capital to execute our business plan and fund our proposed business operations. Additionally, our plans for this period may change, our estimates of our operating expenses and working capital requirements could be inaccurate, we may pursue strategic transactions that involve one-time expenditures or we may experience growth more quickly or on a larger scale than we expect, any of which may result in the depletion of capital resources more rapidly than anticipated and could require us to seek additional financing earlier than we expect to support our operations.

We may seek to obtain additional capital through additional equity or debt financings, funding from corporate partnerships or licensing arrangements, sales or assets or other financing transactions. If additional capital is not available when necessary and on acceptable terms, we may need to forego pursuit of potentially valuable development or acquisition opportunities, we may not be able to continue to operate our business pursuant to our business plan or we may be forced to discontinue our operations entirely. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the newly issued equity or debt securities may have more favorable terms or rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration and licensing arrangements or sales of assets, we may be required to relinquish potentially valuable rights to our product candidates or technologies, or grant licenses on terms that are not favorable to us. If we raise funds by incurring debt, we may be required to pay significant interest expenses and our leverage relative to our earnings or to our equity capitalization may increase. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments and may impose restrictions on our activities, such as financial or operational covenants with which we must comply. Further, we may incur substantial costs in pursuing future capital or financing transactions, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as options, convertible notes and warrants, which would adversely impact our financial results.

If we are unable to establish, train and maintain an effective sales and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We expect to build an internal sales and marketing infrastructure to implement our business plan. We will need to expend significant resources to further establish and grow this internal infrastructure and properly train sales personnel with respect to legal compliance matters. We may also choose to engage third parties to provide sales and marketing services for us, either in place of or to supplement our internal commercialization infrastructure. We may not be able to secure sales personnel or relationships with third-party sales organizations that are adequate in number or expertise to successfully market and sell our products and services. Further, any third-party organizations we may seek to engage may not be able to provide sales and marketing services in accordance with our expectations and standards, may be more expensive than we can afford or may not be available on otherwise acceptable terms or at all. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, through our own internal infrastructure or third-party services, we may be unable to sell our products or services or generate revenue.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could decline. Our controls over financial processes and reporting may not continue to be effective, or we may identify material weaknesses or significant deficiencies in our internal controls in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Relating to this Offering

Offering Price

The price of the Shares offered has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of net tangible book value. Additional Shares issued by the Company in the future will also dilute a purchaser's investment in the Shares.

Limited Transferability and Liquidity

The Shares have not been registered under the Securities Act or the securities laws of any state in reliance on exemptions from registration which are provided in such laws. There is no assurance that we or the Shares presently qualify or will continue to qualify under such exemptions because of, among other things, failure to satisfy all conditions to the availability of such exemptions, the adequacy of disclosure, the manner in which the Shares are offered or sold or the retroactive change or interpretation of any securities laws. If and to the extent lawsuits for rescission were brought against us and successfully concluded for failure to register this offering or for acts or omission constituting certain prohibited practices under the Exchange Act, our capital and assets could be adversely affected, thus jeopardizing our ability to operate successfully.

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his or her Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Shares sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition of the Shares unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. Owners of the Shares may have to hold their investment until the Shares are registered by the Company, or until the holder qualified to have the restrictions removed. As a result of the limited market, and the restrictions the holders may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Long-Term Nature of Investment

An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares, including the Shares, may not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares and the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Very Limited Market for Our Class B Common Stock

There is a very limited market for our Class B Common Stock, and the Company's stock has experienced only limited liquidity in the open markets. Trading in our Class B Common Stock may be sporadic and volatile, and our Class B Common Stock may become "thinly-traded." There may in the future continue to be, extended periods when trading activity in our shares is minimal, as compared to a seasoned issuer with a large and steady volume of trading activity. The market for our Class B Common Stock may be characterized by significant price volatility compared to seasoned issuers, and we expect that such volatility will continue. As a result, the trading of relatively small quantities of shares may disproportionately influence the market price of our Class B Common Stock. It is possible that a consistently active and liquid trading market in our securities may never develop or be sustained.

We may use the proceeds of this offering to pay for our expenses even if our operations are terminated and this means you may lose your entire investment.

Any funds raised in this offering may be used immediately for our incurred expenses, even if we are later unable to complete our business plan. If this occurs, you may not receive your entire investment back because either we have used it to pay for offering costs or we have decided to liquidate and, under applicable law, we are required to pay for other debts and liabilities of the company. You may lose your entire investment.

Industry-Related Risk Factors

Competition

The Company faces competition from many other companies, many of whom are better capitalized than the Company, and whose management has more experience than the management of the Company. The competitors include Ford, Chevrolet, Dodge, GMC, Toyota, Nissan, Honda, Freightliner, Hino, Kenworth, Volvo, Mack, Western Star, International and Peterbuilt.

These competitors and their actions may limit the Company's ability to attract new customers or keep current customers, may limit the possible expansion of the Company's operations and product offerings, and may cause the Company to have to sell our products and services for less than we would otherwise be able to, any of which effects may adversely affect our results of operations.

Trends in Customer Preferences and Spending

Alkane Truck Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. Alkane Truck Company will have three vehicle types available to the market over the next three years. Alkane Truck Company's liquid propane autogas-powered class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab over is the perfect inner-city solution.

The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke. The Alkane class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2018, after which Alkane will begin fulfilling advance dealer orders. The DominatorTM is a rugged 4WD workhorse, capable of hauling your car--with the garage still attached! Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 hp at 5400 rpm and torque to spare, the 4WD Alkane DominatorTM can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions International, known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance.

Our business is significantly impacted by state and federal rules and regulations.

Depending on where the customer is established they can apply for tax incentives as alternative fuel users.

If we become subject to product liability claims and our product liability insurance coverage is inadequate or inapplicable, we may be required to engage in costly litigation or pay significant damages and our business may be harmed.

Product users may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. We have limited experience in the sale of products and the development of relationships with manufacturers or suppliers of such products. Although, when practical, agreements are expected to contain provisions intended to limit its exposure to liability claims, these limitations may not prevent all potential claims. We may be exposed to liability claims in connection with the products we provide. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and business. We may not have sufficient coverage for liability claims.

Because of their significant ownership, some of our existing shareholders may be able to exert control over us and our significant corporate decisions.

This concentration of ownership may harm the market price of our Class B Common Stock by, among other things:

- Delaying, deferring, or preventing a change in control of our Company or changes to our Board of Directors;
- Impeding a merger, consolidation, takeover, or other business combination involving our Company;
- Causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or
- Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Information in this offering statement regarding our operations and expansion reflects our current intent and is subject to change.

Investors should understand that our plans regarding our operations and expansion thereof are subject to change. We describe our current expansion plans in this offering statement; whether we ultimately undertake our expansion plans will depend on the following factors, among others:

- The availability and cost of capital;
- Current and future prices for our products and services;
- The costs and availability of equipment, supplies and personnel necessary to conduct these operations;
- Changes in the estimates of the costs to expand; and,
- Decisions of operators and joint venture partners.

We will continue to gather data about our prospects and adjust our expectations accordingly.

Litigation

The Company is not a party to any litigation.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE CLASS B COMMON STOCK PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE CLASS B COMMON STOCK, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED

UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S BYLAWS AND OTHER GOVERNING DOCUMENTS THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per share Class B Common Stock price of $4.26, the net proceeds from the sale of the 234,741 shares of Class B Common Stock in this offering will be approximately $926,000 (if the Maximum Offering Amount is sold) after deducting the estimated offering expenses of approximately $74,000.

The net proceeds of this offering will be used primarily to fund the completion of the existing orders by purchasing inventories for production in the event that the Maximum Offering Amount is sold, or for marketing in the event that only the Target Offering Amount is sold.

Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	**If Maximum Offering Amount Sold**
Gross Proceeds	$24,993.42	$999,996.66
Less: Offering Expenses		
a. StartEngine Fees (2.5% of 5% total fee)	$1,250	$50,000
b. FundAmerica Fees(1)	$1,200	$4,000
c. Professional Fees(2)	$20,000	$20,000
Net Proceeds	**$2,543.42**	**$925,996.66**
Uses of Net Proceeds		
a. Production	$0	$427,226.66
b. Marketing	$2,543.42	$75,000
c. Salaries and General Admin	$0	$130,520
d. Working Capital(3)	$0	$239,000
e. Professional Fees	$0	$22,000
f. Intellectual Property	$0	$32,250
Total Uses	**$2,543.42**	**$925,996.66**

*Figures rounded to the nearest whole number, columns may not add due to the rounding.

(1) FundAmerica's Fees will vary based on the total number of investors and the method of each

investor’s payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of working capital will be used for tooling required for manufacturing.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may also use proceeds in an irregular way, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company’s directors or officers or their friends or family, any “administration expenses” that are not strictly for administrative purposes, any “travel and entertainment” expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

Alkane Truck Company and Subsidiaries

Consolidated Financial Statements and Independent Accountant's Review Report

December 31, 2015 and 2014

Alkane Truck Company and Subsidiaries

TABLE OF CONTENTS

To the Stockholders of
Alkane Truck Company
Myrtle Beach, South Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Alkane Truck Company (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
September 26, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Alkane Truck Company and Subsidiaries
Consolidated Balance Sheets (unaudited)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and equivalents	$ 29,833	$ 3,180
Accounts receivable	91,010	-
Inventory	833,004	1,003,535
Total Current Assets	953,847	1,006,715
Property and equipment, net	12,880	13,682
TOTAL ASSETS	$ 966,727	$1,020,397
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 213,206	$ -
Due to related parties	2,492,454	2,260,666
Deferred revenue	11,800	-
Total Current Liabilities	2,717,460	2,260,666
Non-Current Liabilities:		
Notes payable	1,923,673	1,280,010
Total Non-Current Liabilities	1,923,673	1,280,010
Total Liabilities	4,641,133	3,540,676
Stockholders' Equity (Deficiency):		
Preferred stock, $0.001 par, 10,000,000 shares authorized, 0 shares issued and outstanding at each December 31, 2015 and 2014.	-	-
Common stock, Class A, $0.001 par, 5,000,000 shares authorized, 1,600,000 shares issued and outstanding at each December 31, 2015 and 2014.	1,600	1,600
Common stock, Class B, $0.001 par, 45,000,000 shares authorized, 335,000 shares issued and outstanding at each December 31, 2015 and 2014.	335	335
Additional paid-in capital	132,187	132,187
Accumulated deficit	(3,808,528)	(2,654,401)
Total Stockholders' Equity (Deficiency)	(3,674,406)	(2,520,279)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 966,727	$1,020,397

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Operations (unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Revenues	$ 221,160	$ -
Cost of Goods Sold	(269,414)	-
Gross Profit (Loss)	(48,254)	-
Operating Expenses:		
Research and development	359,545	189,435
General and administrative	256,401	155,097
Compensation and benefits	211,878	243,123
Professional services	160,171	10,458
Sales and marketing	12,114	15,788
Depreciation and amortization	3,677	3,218
Total Operating Expenses	1,003,786	617,119
Loss from operations	(1,052,040)	(617,119)
Other Expenses:		
Interest expense	(102,087)	(54,913)
Total Other Expenses	(102,087)	(54,913)
Net Loss	$ (1,154,127)	$ (672,032)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficiency) (unaudited)
For the years ended December 31, 2015 and 2014

	Preferred Stock		Common Stock - Class A		Common Stock - Class B				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2013	-	$ -	1,600,000	$ 1,600	335,000	$ 335	$132,187	$(1,982,369)	$ (1,848,247)
Net Loss	-	-	-	-	-	-	-	(672,032)	(672,032)
Balance at December 31, 2014	-	-	1,600,000	1,600	335,000	335	132,187	(2,654,401)	(2,520,279)
Net Loss	-	-	-	-	-	-	-	(1,154,127)	(1,154,127)
Balance at December 31, 2015	-	$ -	1,600,000	$ 1,600	335,000	$ 335	$132,187	$(3,808,528)	$ (3,674,406)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss	$ (1,154,127)	$ (672,032)
Depreciation	3,677	3,218
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in receivables	(91,010)	-
Change in inventory	170,531	(171,352)
Change in payables and accrued expenses	225,006	-
Net Cash Used In Operating Activities	(845,923)	(840,166)
Cash Flows From Investing Activities		
Purchases of property and equipment	(2,875)	(9,214)
Net Cash Used In Investing Activities	(2,875)	(9,214)
Cash Flows From Financing Activities		
Borrowings on notes payable, net of repayments	643,663	622,593
Related party advances, net of repayments	231,788	223,235
Net Cash Provided By Financing Activities	875,451	845,828
Net Change In Cash	26,653	(3,552)
Cash at Beginning of Period	3,180	6,732
Cash at End of Period	$ 29,833	$ 3,180
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 102,087	$ 54,913

Note 1. Nature of Operations

Alkane Truck Company (the "Company"), formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. Prior to the name change, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly-owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia Corporation).

Effective December 30, 2015, Valor Motor Company and Alkane Truck Company merged into Noble Automotive Group, Inc. On December 30, 2015, Noble Automotive Group, Inc. changed its name to Alkane Truck Company. Since December 30, 2015, the entity operates as Alkane Truck Company and has one wholly-owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have operations.

The Company engages in the development of alternative fuel vehicle technologies and the sale of its vehicles.

As of December 31, 2015, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Note 2. Summary of Significant Accounting Policies

<u>Principles of Consolidation</u>

The accompanying consolidated financial statements include the accounts of Alkane Truck Company as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

<u>Basis of Presentation</u>

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America ("GAAP"). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has elected to adopt early application of Accounting Standards Update ("ASU") No. 2014-10, *Development Stage Entities* ("Topic 915"): *Elimination of Certain Financial Reporting Requirements*. The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year-end for its fiscal year-end.

<u>Management's Estimates</u>

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Controlling Interests

In accordance with the guidance under Topic 810, *Noncontrolling Interests*, in consolidated financial statements, references to net income and stockholders' equity attributable to the Company do not include non-controlling interests, which are reported separately. As of December 31, 2015 and 2014, the Company's subsidiaries were wholly-owned and therefore were not subject to non-controlling interests.

Cash and Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no allowances for doubtful accounts established as of December 31, 2015 or 2014.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements, defined as having a cost of $1,000 or greater, are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives (generally 3-7 years) of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are complete and shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue.

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2015 and 2014, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company consolidates all wholly-owned subsidiaries into its annual tax return, resulting in no separate assets or liabilities for the subsidiaries.

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-10, *Development Stage Entities*, which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has elected to early adopt this ASU and therefore, does not present or disclose inception-to-date information and other remaining disclosure requirements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the years ended December 31, 2015 and 2014.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3. Related Parties

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations.

During the year ended December 31, 2015 and 2014, the CEO paid total loan principal and interest of $206,436 and $180,259 on behalf of the Company, respectively.

As of December 31, 2015 and 2014, the Company owed the CEO $2,698,974 and $2,461,586, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $206,520 and $200,920 as of December 31, 2015 and 2014, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

Note 4. Inventory

Inventory consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Raw materials	$ 98,640	$ -
Work in progress	-	150,246
Finished goods	734,364	853,289
Total inventory	$ 833,004	$ 1,003,535

Note 5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Furniture and fixtures	$ 7,129	$ 7,129
Computers and equipment	13,775	10,899
Automobiles	3,000	3,000
Property and equipment, at cost	23,904	21,028
Less: accumulated depreciation	(11,024)	(7,346)
Property and equipment, net	$ 12,880	$ 13,682

For the years ended December 31, 2015 and 2014, the Company recognized depreciation expense related to these costs of $3,677 and $3,218, respectively.

Note 6. Notes Payable

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2014, the Company received funding from Mr. Smith of $820,460 and repaid principal of $163,043, resulting in a loan balance of $657,417 as of December 31, 2013.

During 2014, Mr. Smith advanced the Company an additional $747,939, and Mr. Smith repaid principal of $125,346 on behalf of the Company, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $102,087 and $54,913 for the years ended December 31, 2015 and 2014, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2015 and 2014, there was no outstanding interest due on these loans.

Note 7. Stockholders' Equity (Deficiency)

The Company has authorized three classes of shares: Class A Common Stock, Class B Common Stock, and Preferred Stock. All three classes carry a $0.001 par value and represent a total of 60,000,000 authorized shares.

Class A Common Stock are reserved for and exclusively issued to the CEO. These shares carry superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2015 and 2014, the CEO held 1,600,000 Class A shares of 5,000,000 authorized.

Class B Common Stock include all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of each December 31, 2015 and 2014, 45,000,000 Class B shares were authorized and 335,000 were issued and outstanding.

Preferred shares carry no voting rights but have distribution preference in the event of liquidation. As of each December 31, 2015 and 2014, 0 of the 10,000,000 authorized preferred shares were issued and outstanding.

Note 8. Income Taxes

For the years ended December 31, 2015 and 2014, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $1,135,617 and $684,047 as of December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company has net operating loss carryforwards of $2,988,467 and $1,800,123, respectively, which will begin to expire in 2031. The Company estimates its deferred tax assets and liabilities using an effective blended tax rate of 38%.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of the Company's net operating loss and tax credit carryforwards before utilized. The Company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net operating losses, which totaled $1,154,127 and $672,032 for the years ended December 31, 2015 and 2014, respectively, has accumulated deficits of $3,808,528 and $2,654,401 as of December 31, 2015 and 2014, respectively, and has current liabilities exceeding current assets by $1,763,613 and $1,253,951 as of December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

On June 8, 2016, the Company issued 94,000 shares of Class B Common Stock in exchange for $400,000 of cash.

Management has evaluated subsequent events through September 26, 2016, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

Would you like to... Complete your investment in Jetpack Aviation ?


DOMINATOR

PLAY VIDEO

0
Reservations

$0
Raised of $25k - $1m goal



Alkane Truck Company

Alternative Fuel Vehicles

Small OPO · Myrtle Beach, SC · Transportation

ALKANE TRUCK COMPANY

U.S. Assembler of Alternative Fuel Trucks and Off Road Vehicles

INVEST IN ONE COMPANY, INVEST IN THREE PRODUCTS

We are a creative and motivated South Carolina-based company focused on clean-burning alternative fuels vehicles, American jobs and energy independence.


LINE-X
RESCUE

Ricardo Takeo Kuwabara | *Chief Engineer*, presents the Alkane Dominator to visitors at the SEMA 2016 Auto Show, in Las Vegas.

Chat

Together, we can build a cleaner, brighter future for America! Join us today!

INVEST

- **Minimum Purchase:**
  - 57 shares at $4.26 each, for a total of $247.08
- **Minimum Target Goal:**
  - $24,993.42
- **Maximum Target Goal:**
  - $999,996.66

THE OFFERING

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share ("Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering amount by March 30, 2017, no securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned. We will accept over-subscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis.


DOMINATOR

Not actual production version, only fo

Chat
Chat
Chat

ALKANE TRUCK COMPANY | OUR VISION

After exhaustive research, development and testing, Alkane Truck Company, Inc., is proud to offer a new line of trucks that will fill much-needed market voids in North America. Alkane's heavy-duty vehicles will be available with any of four different fuel types: CNG; LPG; gasoline; or for international markets--diesel. These trucks will include a Class 7 cab-over delivery truck, a Class 8 cab-over, 18-wheel heavy hauler, and the Humvee-style, Alkane Dominator™.



Alkane Dominator™ unveiled at SEMA 2016.



News reporters filming the Dominator™ .



Exhibitors & Visitors impressed by the Dominator™ .

The Company is an 'assembler' of vehicles as opposed to a manufacturer of vehicles. This distinction is an important one. The role of 'assembler' eliminates the debt burden of purchasing hundreds of millions of dollars in stamping and other high-priced production equipment required to manufacture vehicles from the ground up.

A Sleek Formula

Seek out the industry's best components at the best prices available worldwide and contract with those manufacturers already equipped to produce the vehicle parts. Having bypassed investment in a financially burdensome manufacturing infrastructure, Alkane is positioned to move directly to vehicle assembly. Technology changes quickly; in addition to the obvious front-end cost savings, Alkane is free to assimilate new innovation without being hampered by equipment outdated before it can even be fully depreciated. This smart model will keep Company a contemporary enterprise from the beginning--ideal for a company interested in serving a niche market rather than in mass production.

Outsourced Components

Alkane purchases engines, transmissions, fuel systems, axles, rims, tires, seats, seat belts, brake systems - 66% of all components - from the finest manufacturers in the USA. In addition to keeping Americans employed, this important benchmark qualifies Alkane to sell our specialty vehicles to the US government. We are able to purchase gliders (vehicle body without drive train) from Foton-Daimler and Agrale at very competitive prices and integrate US drive trains and fuel system components from suppliers at equally favorable prices. This allows us to sell our natural gas fueled trucks at prices comparable to diesel or gasoline trucks of the same size and weight class.

Experienced Manufaturers

We contract for the highest quality parts and components already in production by experienced manufacturers. To purchase and outfit such facilities could cost upwards of $500,000,000; we avoid that expense and focus our attention, instead, on securing only the best engineers, designers and suppliers. In addition, contracting with select third-party quality producers allows access to name-brand components without the fear of competition with larger manufacturers. For example, we purchase our 8.8 liter PSI block engines from a third party source in business to sell name-brand engines powered by natural gas.

Exclusive Rights

We currently contract with some of the most respected companies in the industry. Alkane is the Agent of Service for the North American ma[illegible] Foton and Agrale, two presitious international vehicle manufacture[illegible] whom we purchase cabs and frames for our Class 7 delivery trucks; Foton manufactures and sells 600,000 trucks annually worldwide; Agrale supplies Brazil's military forces and the united nation fleets.
For the Class 7 truck, Alkane has completed the required DOT, EPA and CARB certifications. This time-consuming and expensive process is required in order to sell vehicles in the North American market.

Together, we can provide American jobs, protect clean air for generations to come and create a climate of energy independence.
Join us in our journey to change the future of trucking.

VEHICLE I | THE DOMINATOR™


FIRE
RESCUE
ALKANE

The Alkane Dominator™ - *Fire & Rescue Prototype Unveiled at SEMA Auto Show in Las Vegas, on Nov 1-4, 2016.*

ACCESSORIES



SNORKEL



WINCH



LED LIGHT BAR
SNORKEL
EXTENDED REAR VIEW MIRRORS
MUD GUARDS
LED LIGHTS
DEFENSE BUMPER
FOG LAMPS
DOMINATOR
AMERICAN AXLES
TIRES 35" INCH
WHEELS 18"

DOMINATOR



DOMINATOR


STATE
POLICE





Chat

Military, Police & Security

Designed with military DNA, the backbone (chassis) of our **Dominator™** is a full metal structure, ensuring the strength and durability required for all military, police and private security applications.

Fire & Rescue

Floods? No Problem. The **Dominator™** can slog through 40" inches of mud and water in the standard configuration - accommodating many special applications of this workhorse for Fire & Rescue operations.

Extreme Off-Road

Snow, Desert, Hills, Rivers? Bring It On! Extreme outdoor challenges are no match for our all-terrain Off-Road ***Dominator™***, capable of outperforming in the most rugged, demanding environments.

DOMINATOR

Chat


DOMINATOR
DOMINATOR
DOMINATOR
DOMINATOR

Chat

Agrale of Brazil manufactures the body of our on-road/off-road, heavy-duty vehicle, the rugged Alkane Dominator, recently showcased as par LINE-X exhibition at the prestigious SEMA Show in Las Vegas, Nevada. Agrale manufactures all vehicles for the Brazilian military - vehicles designed to negotiate some of the most challenging terrain in the world. Alkane Truck Company is the Agent of Service for Agrale for the North American market, the first time they have offered this exclusive role to anyone outside of Brazil.

If the company raises the required capital, we estimate the production of the Dominator will begin in April 2017 and we project producing approximately 1,100 by the end of 2017.

The Company's vehicles are designed to operate on abundant, US-produced, clean-burning fuels such as LPG or CNG. But, as mentioned previously, we are free to accommodate market demands to provide the same vehicles powered by either gasoline or diesel fuels. In 2020, we anticipate producing our vehicles to operate as extended range electric vehicles as well.


6.0 Liter, On-Highway Engine
The Dominator™ will be powered by the a 6.0 Liter V8. It is a 364 CID Engine with a 6-Speed Automatic Transmission. The propane vehicles will utilize the Bi-Phase, durability-tested, liquid-injection propane (LPG) fuel system. Alkane will also offer a 6.0 Liter gasoline engine as well as a 5.0 Liter Turbo Charged Diesel.
MAXIMUM PERFORMANCE NO COMPROMISES
V-8, 6.0L, 364 CID, 345hp, Liquid-Injected, Propane or Gasoline Engine — 373 lb-ft torque @4,400 rpm
Six speed RWD / AWD, electronically controlled automatic overdrive transmissionwith torque converter clutch.
Front American made 44.3 solid front axle (open diff) and a 70 solid rear axle with "Power Lock." Coil springs are up front and leafs at the rear.
eco friendly
GASOLINE
LPG
CNG
DIESEL
BI-PHASE TECHNOLOGIES
Durability-tested liquid propane fuel system
Available in 4 different fuel types

CLICK HERE TO VIEW THE ALKANE DOMINATOR™ 2017 BROCHURE


ALKANE TRUCK COMPANY
ALKANE TRUCK COMPANY
DOMINATOR




139.76 inches (11.65 ft.)
115.75 inches (9.65 ft.)
83.07 inches (6.92 ft.)
62.59 inches (5.22 ft.)
DOMINATOR
36.2 in.
13.38 in.
27.16 in.
55.9 inches (4.65 ft)
25.34 in.
131.9 inches (10.99 ft.)
50 inches
207.24 inches (17.27 ft.)


81.49 inches (6.79 ft.)
74.4 inches (6.2 ft.)
85.04 inches (7.08 ft.)
81.29 inches (6.77 ft.)

Chat

DOMINATOR™ 2020 | EXTENDED RANGE ELECTRIC TRUCK

Currently under research, Alkane Truck Company expects to launch an extended range electric prototype of the Alkane Dominator™ truck by the year 2020.

Chat


DOMINATOR

Chat





Chat

Next-gen Li-Ion Battery Packs

Third-generation Lithium-Ion Battery being mass produced since 2010 have the power density of about three times in comparison with a nickel-metal hydride battery in present market, and fourth-generation currently under development have the power density of about four times. The batteries also produce higher output (boosting vehicle power), higher efficiency (avoiding wasteful use of electricity), and provides excellent durability, compared with the life of the battery being roughly equivalent to the life of the vehicle. They are regarded as the leading role of next-generation battery.

Electric Drive Motor

The electric motor in a drivetrain is part of a system that consists of an energy source (typicallya battery pack), a controller (which usually includes some power electronics), and the motordrive itself (which may drive the wheels directly or through a gearbox). Many of the electricvehicles (EVs) on the road today are adapted from conventional vehicles that have beenoptimized for the internal combustion engine (ICE). This approach makes economic sense forautomotive original equipment manufacturers (OEMs) that have already established productionfacilities, but it do[illegible] make the best use of the potential of the electric drive.

LI-ION BATTERIES

OUR 23 KWH LI-ION BATTERY PACK

DELIVERS UP TO 40-MILE ZERO-EMISSION BATTERY RANGE.

LPG/CNG/GAS/ GENERATOR

THE BATTERY PACK CAN BE RECHARGED BY THE ONBOARD LPG/CNG OR GAS GENERATOR TO KEEP YOU ON THE GO.

ALKANE'S MOTOR CONTROLLER

OUR VOLT ARCHITECTURE PROVIDE THE POWER DENSITY AND ECONOMY REQUIED.



ELECTRIC OUTLETS

ONBOARD 120 & 240 VOLT OUTLETS 14.4 KW AT 50 AMPS.

ALKANE'S 190 KW PEAK (415 NM) ELECTRIC DRIVE MOTOR

CAPABLE OF DELIVERING OVER 415 NM IN ANEXTREMELY SMALL, LIGHT PACKAGE.

ALKANE'S 115 KW CONTINUOUS ELECTRIC GENERATOR

NOWHERE TO PLUG-IN? NO PROBLEM. OUR ELECTRIC GENERATOR DELIVERS ENOUGHT POWER TO QUICKLY RECHARGE THE BATTERIES WHILE STILL DRIVING

Chat

Chat

VEHICLE II | CLASS 8 TRUCK


80,000 GVW HEAVY HAULER
ALKANE

Chat

CLASS 7 CAB-OVER TRUCK

THE CLASS 7 CAB-OVER IS THE ONLY ONE OF ITS TYPE IN THIS WEIGHT CLASS POWERED BY LIQUID PROPANE

Our cab-over Class 7 Liquid Propane Autogas (LPG)-powered cab-over cleared Department of Transportation (DOT) compliance in 2015 and is ready for production. Fleet dealers are in place and orders are coming in. The cab-over Class 7 is used for beverage delivery, propane gas delivery, box truck delivery and many other delivery applications.

CLASS 8 CAB-OVER TRUCK

ALKANE'S CLASS 8 CAB-OVER, HEAVY-DUTY TRACTOR IS CLEAN BURNING AND MANEUVERABLE IN CONGESTED AREAS

The Alkane Class 8 LPG-powered cab-over is our entry into the long-haul trucking market. We expect this highly-efficient and clean-burning tractor will complete DOT, EPA and CARB certification by mid 2019. Alkane's phased approach to delivering our three vehicles allows for immediate (2017) sales of the Class 7, filling orders for the Alkane Dominator™ in 2017/2018 and taking the Class 8 to production in 2019.

THE DOMINATOR™

DOMINATOR ™ FILLS THE VOID LEFT BY HUMMER H1 AND H2

The Dominator™ is ideally suited for government, military and municipal applications as well as the civilian, on/off-road enthusiast market and will be available in LPG, CNG or gasoline engine models. Standard on each Dominator™ is the full-body LINE-X Polyurea coating that prevents rust, scratches and abrasions on all treated surfaces. Alkane engineers are also developing bullet-resistant armoring for police and military applications.


PROPANE
PROPANE
PROPANE
Alkane Class 7 Cab Over | Alkane Class 8 Cab Over | Alkane Dominator™

VEHICLE III | CLASS 7 TRUCK


ALKANE
TRUCK
COMPANY

Liquid Propane Autogas Powered Class 7

Alkane Truck Company's Liquid Propane Autogas Powered Class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab-over is the perfect inner-city solution. The cab-over design increases visibility while negotiating in tight areas and the hi-torque engine runs ultra quiet without any black smoke.

The Alkane Liquid Propane Autogas Powered Class 7 cab-over truck comes equipped with a Power Solutions International (PSI) 8.8 Liter big block engine with a durability-tested Bi-Phase Technologies Liquid Propane Autogas or Compressed Natural Gas fuel system and is complemented by the Allison 2500 series heavy duty automatic transmission. Due to less carbon build-up and friction, natural gas powered engines generally surpass the life cycle of their gasoline and diesel counterparts.

The Liquid Propane Autogas Powered Class 7 cab-over cleared DOT certification in November 2015 and became available for distribution in early 2016. Alkane Truck Company utilizes a unique assembly and distribution model that reduces costs and turnaround time between order and delivery. Reduced t overhead costs afford the company the ability to sell the Alkane Truck Company's Liquid Propane Autogas (LPG) Powered Class 7 for a price comparable to its diesel counterpart. Better efficiency, cheaper fuel costs, longer lasting engines and local, state, and federal purchase incentives make buying these LPG-powered vehicles extremely attractive.

The Liquid Propane Autogas (LPG) distribution network exceeds that of any other alternative fuel. For larger fleet operators, the cost of installing a propane fueling depot at their terminal(s) is far less than the cost of an equivalent diesel or gasoline depot. Operators can monitor local, state, and federal incentive programs to offset installation costs.


LAMPTON LOVE
Beverage Delivery
POWERED BY
PROPANE
Propane Delivery
DOT Compliant
Water Tanker
Box Delivery


ALKANE Class 7 Cab Over Model P-33 Specifications*
Function | Medium Duty Delivery
Fuel Type | Liquid Propane AutoGas
Product Model | P-33
Drive | 4X2
Wheel Base | 197 Inches
GVW | 33,000
Overall Dimension | 333 in. L /93 in. W / 109 in. H
Model | PSI 8.8Liter (535 CID)


OPERATORS
Using Liquid Propane
AutoGas instead of Diesel
or Gasoline
could save your fleet up
to 50% in fuel costs.
ERGONOMICALLY DESIGNED INTERIOR FOR COMFORT, SAFETY AND PERFORMANCE



Engine Power PS | 270 HP @ 2600 RPM
Torque | 565 ft. lb. @ 1500
Body | Cab Over
Tires | Radial Tubeless 11R 22.5
Transmission | 6 Speed Automatic or Manual
Front Axle Rating | 12,000 lbs
Rear Axle Rating | 21,000 lbs
Axial/Speed Ratio | 6+1
Steering Gear | C34
Brakes | Drum / Air Brakes / ABS
Fuel Tank | 64 Gallon LP Tank
Chassis Curb Weight | 11,550
Tread Front to Rear | 76 Inches
Longitudinal leaf spring with dual acting telescopic shock absorbers. Energy accumulating spring air cut-off parking brake. Dual circuits pneumatic service brake. Single reduction rear axle.
* Specifications apply to the GYW 33,000 Model
POWERED FOR THE BIGGEST JOBS
PSI V-8, 8.8 Liter
565 ft. lb. Torque @ 1500 RPM
Liquid Injection Propane Engine
Two Models to Choose From:
P-33 at 33,000 GVW
or P-26 at 25,999 GVW
BI-PHASE
TECHNOLOGIES
Durability-tested liquid propane fuel system
Bi-Phase Technologies
Direct Liquid-Injection,
Durability-Tested,
Propane Fuel System
Alkane Truck Color Options
Basic Colors
Auxiliary Colors
Powertrain Provided by Power Solutions International
PSI



ALKANE
A/C. Power Windows and Doorlocks.
AM/FM Radio with DVD.
USB, Bluetooth, MP3, Compatible. GPS.
Adjustable Steering Wheel.
Back Up Camera.
PROPANE
DELIVERY
GAS
NATURAL
Doesn't it make sense to make your Propane deliveries with a Propane Powered Truck?




PROPANE DELIVERY

Why Alkane?

Alkane Truck Company is a leader in the development of alternative-fueled trucks. Alkane provides a one-stop solution for propane-powered medium- and heavy-duty trucks, and the all-new, all-terrain workhorse: The Alkane Dominator™. Our liquid propane auto-gas (LPG)-powered vehicles are not after market add-ons. They are not conversions. They are the first vehicles in their respective classes designed from the ground up to run on clean and abundant LPG.

The Alkane Dominator™

Fans have long lamented the passing of the rugged on/off-roa Hummer H1 and H2. Rugged is reborn with the new 4WD Dominator™. Strong, tough and versatile, the Dominator™ is a rolling fortress, capable of navigating through any terrain. With the snorkel exhaust, it can even plow through 40 inches of water without stalling out.


ALKANE
TRUCK COMPANY
CNG
LPG
ALKANE CLASS 8 HEAVY-DUTY TRACTOR – 80,000GVW

Why Liquid Propane (LPG)?

LPG is abundant in the United States and advancing projects utilizing LPG lessens our dependence on foreign oil. That propane burns markedly cleaner than diesel or gasoline encourages the restoration and protection of our environment for generations to come, while extending engine longevity--a win/win. Alkane Truck Company and its engineers have been able to accommodate the kind of torque truckers want and need with our alternative-fueled trucks while maintaining greater fuel efficiency. And finally, LPG distribution is more advanced than any other alternativ



Competitive Pricing

Alkane's alternative-fueled trucks are priced comparably to their counterparts running on gasoline or diesel. With the liquid-injected propane fuel system, horsepower and torque performance are identical to engines powered by gasoline and diesel. Propane is abundant in this country and fueling stations are growing in number (over 3800). With the cost per gallon being less than gasoline or diesel, it makes sense to make propane the fuel of choice. Many states offer tax incentives of up to $25,000 for Class 7 truck purchases as long as the fuel type is LPG or CNG.

Alkane Truck Company, a US truck assembler, has emerged as a leader in alternative fuel vehicles that run on liquid propane (LPG) and compressed natural gas (CNG).

Robert Smith III, Founder and CEO, is assisted by a team of competent marketers, suppliers and distributors.

North America has experienced a boom in the use of alternative fuel vehicles over the past decade. This has been in response to rising oil prices, improved transportation infrastructure and the need for a cleaner, less expensive, domestic fuel source.

Many popular vehicle manufacturers suffer overhead constraints that limit the cost effectiveness of producing alternative-fueled vehicles for what is currently a relatively small market segment. With its limited overhead, Alkane Truck Company is perfectly positioned to serve this market with a series of quality Class 7 trucks, Class 8 trucks and off-road vehicles for many applications.

The United States has some of the largest natural gas basins in the World, but less than 1% of global, operable natural gas vehicles. However, growth in this industry is expected to increase almost 15% per year over the next five years due to the overwhelming reserves of natural gas and the cheap cost of domestic production. Also helping to fuel this growth is the potential passing of legislation that will grant tax credits to natural gas vehicle manufacturers, end-consumers and infrastructure investments.

Now is the time to be looking into the enormous cost-cutting feasibility of propane and natural gas vehicles.


ALKANE
TRUCK COMPANY

ALKANE TRUCK COMPANY | OUR PARTNERS

Alkane Truck Company hopes to generate over 300 direct jobs and thousands of indirect jobs for Americans in manufacturing and assembly op in South Carolina as we focus on our mission of reducing dependence on foreign oil, developing products that restore and protect clean air and, most importantly, create high-paying jobs for Americans.

AGRALE

Agrale is a Brazilian manufacturer of military vehicles, commercial vehicles, engines and agricultural tractors. Agrale will furnish Alkane with the gliders (chassis and frames) for the Alkane Dominator™. Agrale was established in 1962 and has become the major supplier of military vehicles to the Brazilian government. To date, Agrale has manufactured and produced nearly one million products.

FOTONDAIMLER AUTOMOTIVE

Foton/Daimler is a manufacturer of gliders (chassis and frames). On June 16, 2015, the World Brand Summit, organized by the World Brand Lab (WBL) in Beijing, China, released the 2015 (12th) list of China's 500 Most Valuable Brands. Foton ranked 1st in commercial vehicles in the domestic industry, with a brand value of 80.936 billion yuan (13.4 billion US dollars), a growth rate of 20 percent for five consecutive years and renewal as China's No.1 commercial vehicle brand for 11 consecutive years. Foton is located in Beijing, China and produces over 700,000 trucks per year.

PSI POWER SOLUTIONS INTERNATIONAL

Power Solutions International (PSI) is an engine manufacturer located near Chicago, Illinois. PSI is the leader in alternative fuel engine development and the leading cleantech manufactu supplier of industrial and on-road engine and power solutions.

Triad Services Group, Inc. has provided a ground-up solution for the Class 7 truck, from concept to full OEM production. Triad has a proven track record of developing engineered vehicle products that achieve all final delivery expectations.

Bi-Phase Technologies is an electronic fuel-injection system manufacturer. Bi-Phase Technologies, formerly a privately-held subsidiary of Schwan Foods, has been proven and durability tested with millions of miles of road use.

LINE-X is the industry leader in truck bed protection offering specially formulated polymers that permanently bond to a truck's body protecting it from just about anything. As one of the nation's leading providers of spray-on protective coatings, LINE-X products are utilized in commercial, industrial, agricultural, military and custom applications.


PRODUCTION
ASSEMBLING
DEALERSHIPS
SUPPLY CHAIN
LOGISTICS
SUPPLIER
DEVELOPMENT

ALKANE TRUCK COMPANY | WHERE ARE WE NOW?

Prototypes are ready for assembly. The process has been streamlined by hand-picking the best vehicle components from well-established international manufacturers and eliminating the infrastructure expense of stamping, welding and painting machinery. This streamlined assembly and distribution model minimizes overhead costs and allows Alkane to offer more competitively priced vehicles in their respective markets.





PSI POWER SOLUTIONS INTERNATION AL

Alkane Truck Company and PSI Power Solutions International Initiate Alternative Fuel Engine Program

June, 2015

AUGUST 2015



DEALERSHIP NETWORK

Alkane Authorizes 130 Dealer Locations Nationwide



CLASS 7 PROTOTYPE

Triad Services Completes Class 7 Cab-Over Prototype

September, 2015

October, 2015



FOTON DAIMLER

Foton-Daimler Signs Alkane Truck Company as Exclusive AOS for USA

U.S. DOT

DOT Compliance Achieved for Class 7 LPG Trucks

November, 2015

March, 2016



AGRALE BRAZIL

Agrale of Brazil Signs Alkane Truck Company as Exclusive AOS for North America.

SOLD TRUCKS

Alkane Sells First Production Lot of Class 7 Trucks

May, 2016

July, 2016



DOMINATOR PROTOTYPE

First 4WD Dominator Prototype Developed for demo at the SEMA 16' Auto Show



SEMA AUTO SHOW 2016

Alkane and LINE-X Unveil The Alkane Dominator™ at Las Vegas Sema Auto Show 2016

November, 2016

AUGUST 2020



LAUNCH ELECTRIC DOMINATOR

We expect to launch an

Truck

Chat
Chat
Chat
Chat

Alkane Truck Company has spent a little over 5 years in development. We have modeled a plan to produce vehicles and place them in the hands of established dealerships without the huge expense of a manufacturing facility. Because of Alkane's innovative dedication and perseverance, we have succeeded in bringing to the market the first new US truck brand in over 48 years. Our Class 7 cab-over is the only one of its kind in the US, in this weight class, that runs on liquid propane autogas (LPG).

In the Fall of 2015, we successfully concluded DOT compliance testing and are now taking orders from our many dealer locations. Through 2018 and 2019, we will bring to the market two other vehicles just as unique and innovative: our Class 8 cab-over, 18-wheeler, and the 4WD humvee-style, Alkane Dominator™.

Alkane Truck Company is seeking investors interested in joining our mission to replace diesel trucks with less expensive, cleaner-burning natural gas alternatives. We are dedicated to using our own domestically-produced natural gas and weaning the country off of foreign oil. Most importantly, we are seeking to create jobs for Americans in engineering, development, assembly, logistics, marketing and sales.

We invite you to become a part of our project by contributing to the funding of three key components:

- **Acquisition of parts and inventory for mass production of Class 7 trucks in order to assist in expediting delivery to existing dealers**
- **Engineering and development of the 4WD, hu style Alkane Dominator™ for compliant use o highways**
- **Engineering and development of the Class 8, propane-powered 18 wheeler truck for compliant use on US highways**



ALKANE TRUCK COMPANY | THE MARKET

We expect that Alkane vehicles will be assembled in South Carolina.

Our engineers are developing bullet-resistant armoring for police and military applications. Each Alkane truck represents a "one-of- vehicle; since each vehicle represents a new category, there is no direct comparison to market categories of existing vehicles.
The Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. The Company will have three vehicle types available to the market over the next three years:

- *Alkane Truck Company's liquid propane autogas-powered Class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab-over is the perfect inner-city solution. The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke.*
- *The Alkane Class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2019, after which Alkane will begin fulfilling advance dealer orders.*
- *The Dominator™ is a rugged 4WD workhorse. Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 horsepower at 5,400 rpm and torque to spare, the 4WD Alkane Dominator™ can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions Intern known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance. Offered s on the Dominator™, LINE-X body coating prevents rust, scratches and abrasions on all painted surfaces.*

The Company targets a new market niche by offering vehicles with specific qualities not currently represented and, therefore, not comparable to anything else on the market. Targeting less than 1% of the total market share of medium- and heavy-duty truck sales, Alkane can retain its specialized niche and become a profitable industry leader.



The Alkane Dominator™ - Disclosed location, not actual production model.

Chat

Chat

WE SAW AN OPPORTUNITY IN THE AUTOMOTIVE INDUSTRY

THE PREMIUM 4X4 ALTERNATIVE FUELED TRUCKS

In 2016, automakers sold more than 508,000 full-size pickups during the first quarter, a 5 percent gain over the same period in 2015, according to a Trucks.com analysis of US sales reports. Mid-sized pickups are growing at a faster rate. Sales for the quarter were 14 percent higher than the first quarter of 2015. Combined, full- and mid-sized pickup truck sales rose at a 6 percent rate during the quarter, well ahead of the industry's 3.4 percent growth rate. Pickups made up nearly 14 percent of the 4.1 million vehicles sold in America through the first quarter, according to Autodata Corp.

Chat

In the near future, Alkane Truck Company plans to pursue production of pickup trucks to take advantage of the premium niche segment of this market in the USA.


$629,000
CONQUEST KNIGHT XV
OVER $500 K
$406,000
BRABUS 500
$87,500
DOMINATOR™
$126,000
MERCEDEZ G500
$90 K
$53,000
FORD F-150 RAPTOR
$53,800
DODGE RAM REBEL
$56,000
CHEVROLET 2500HD
$30 K
MASS PROD.
PREMIUM
LUXURY

PREMIUM TRUCK MARKET SEGMENT


Mercedes-Benz
BRABUS
KNIGHT XV
LUXURY
DOMINATOR
PREMIUM
Ford
RAM
CHEVROLET
MASS PRODUCTION

Luxury Segment

Brands such as Mercedes-Benz, Brabus and Conquest are offering high-end luxury trucks with unique modifications; all feature 4x4 off-road capability and all are available at an equally high-end price tag - paying for the brand rather than the product itself.

Luxury cars are more expensive because of their limited production volumes.

Premium Segment

The sweet spot in the market is where our high-quality vehicles are made affordable for the smart consumer. Alkane consumers look for premium quality, unique features and reliable customer service. They understand the value of a limited-volume vehicle built to last forever and offered at a price well below other big name brands in the premium truck market.

Mass Production Segment

Since the popular pickup prototype [illegible] introduced in 1925, these trucks have [illegible] far and wide in the US. Some states have a higher concentration of pickups than others. Mass production pickups can be categorized as either compact or mid-sized. The most popular basic pickup may include a two-axle frame, a standard cab and a gasoline engine, while mid-sized pickups may have a higher-powered engine; for example, the 1987 Dodge Dakota was the first mid-sized pickup introduced with V-6 and V-8 engines.


PSI 6.0 Liter V8 364 CID Engine with the GM R90 6-Speed Automatic Transmission.
These vehicles will utilize the Bi-Phase, durability-tested, liquid-injection propane (LPG) fuel system. All components of the power supply are EPA, DOT and CARB certified for US Highways.
DOMINATOR™
Alkane Dominator™—4WD, Off-Road, Humvee Style, All-Terrain Workhorse.
PSI V-8, 6.0L, 364 CID, 345hp, Liquid-Injected, Propane Engine — 373 lb-ft torque @4,400 rpm
GM R90 six speed RWD / AWD, electronically controlled automatic overdrive transmission
EPA and CARB Certified
PSI
POWER SOLUTIONS INTERNATIONAL

ALKANE TRUCK COMPANY | OUR DEALERSHIP NETWORK

We have signed agreements with 100 well-established dealership locations nationwide to sell & service our trucks.


Map
Satellite
ONTARIO
QUEBEC
United States
Mexico
Cuba
San Francisco
Las Vegas
Los Angeles
San Diego
Dallas
Houston
Ottawa
Montreal
Toronto
Philadelphia
Mexico City
Google
Map data ©2016 Google, INEGI 500 km
Terms of Use

ESTABLISHED DEALERSHIP LOCATIONS WHERE ALKANE VEHICLES WILL BE SOLD AND SERVICED

In response to the uncertainty of oil prices and the need for a cleaner, less expensive domestic fuel source, the past decade has seen a boom in the use of alternative fuel vehicles in North America. Increasing numbers of fleet owners have become convinced that natural gas and propane fuel are cost-saving options for their fleets. Even with the lower gasoline and diesel prices available today, propane and CNG prices are approximately half the cost, say nothing of the savings in maintenance and longevity of the vehicles. Alkane's mission is to utilize abundant, domestic fuel sources, promote cleaner air by providing less polluting vehicles and create American jobs.

The Class 7 truck is 26,000 gross vehicle weight ("GVW") to 33,000 GVW and the Class 8 18-wheeler is 80,000 GVW. Alkane Truck Company's Dominator™, an on-road/off-road, all-terrain vehicle with a GVW of 12,800 lbs, is designed to fill the void left by the popular Hummer H1 and H2.

While natural gas provides an end-user fuel savings of between 50% and 70% (depending on LPG or CNG fuel type) as well as extended engine life, we will also offer gasoline and diesel versions to keep Alkane positioned to compete in all changing market trends. Our business is based on a small percentage of the overall market for Class 7 and Class 8 trucks. In 2015, the combined total sales of Class 7 and Class 8 amounted to over 700,000 trucks. Of this total, our goal is to sell 3,000 trucks a year through our dealership network of 105 locations in North America. Over a period of three to five years, we project a total of 345 domestic and international dealership locations selling and servicing our trucks. Our smart, simple business model streamlines assembly and distribution.

We are in the process of setting up an internal call center charged with contacting an extensive network of some 84,000 dealerships in the USA, Canada and Mexico for the purpose of selecting only 600 or so of the most trusted over the next two years to represent Alkane's line of vehicles. Because we are determined to maintain the highest level of customer satisfaction, Alkane will train these select dealerships to service our vehicles at no cost to them and with no dealership fee of any kind. Rather than direct sales, then, these carefully chosen dealerships will be best equipped and trained to sell and service vehicles for our end users close to home.



Propane trucks emit **40%** less smog-producing hydrocarbons than gasoline, **80%** less hydrocarbons than older diesel engines, and **ZERO** black smoke.

ALKANE TRUCK COMPANY | THE TEAM



Robert Smith | *Chief Executive Officer, Chief Financial Officer and Secretary*

Mr. Smith is the Company's Chief Executive Officer, a position he has held since June 4, 2011. As our CEO, Mr. Smith has overall responsibility for all of the operations of the Company. Since June 4, 2011, Mr. Smith has also served as the Company's Chief Financial Officer and Secretary. Mr. Smith has not held any other officer positions within the Company.

Mr. Smith has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking s

Chat

development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

Mr. Smith has over 30 years of experience in the import/export industry and has traveled extensively throughout China, Russia, Central America, Mexico and South America. He has the necessary business skills to direct the operations of the Company with primary emphasis on streamlining operations, continued development of the latest technologies and implementation of those technologies for both timeliness and cost-effectiveness.



Miguel Peña

OPERATIONS MANAGER

Mr. Pena is the Company's Operations Manager, a position he has held since September 2016. In this position, Mr. Pena has responsibility for overseeing all assembly operations. From September 2014 to September 2016, Mr. Pena was General Manager of Alkane Motors Dominicana, an authorized dealer of Alkane Truck Company, where Mr. Pena



Sandro Stedile

GENERAL MANAGER

Shareholder of the Stedile group that owns the Agrale manufacturing facilities in Brazil, Mr. Stedile joins Alkane Truck Company to introduce the Agrale products into the USA market.

With MBAs in both business administration and international business, Mr. Stedile adds valuable



Chat

Ricardo Takeo Kuwabara

CHIEF ENGINEER

Mr. Kuwabara is a vehicle design and production team leader with experience in engineering, purchasing, manufacturing, commercial, financial and legal areas. Mr. Kuwabara is responsible for a team of 30 engineers and technicians from design studio, body, electrical, powertrain & chassis engineering. He provides engineering ser

Chat

was responsible for all operations of the company in the Dominican Republic - including creating the distribution network for the company's vehicles, positioning the brand, establishing 3 dealer locations as well as introducing the Class 7 diesel version, 4x4 Mako Pickup and the 16-passenger Maxi-van into the Dominican market.*

expertise to the management of Alkane Truck Company's assembly and distribution operations. In recent years, he has increased revenue by over 20% for one of the Stedile group companies in Brazil, and implemented cost saving processes that have generated over $1 Million US in savings for Agrale, Brazil.

all of the company's products charged with delivering the lowest costs, highest quality and best timing in production and development.

Mr. Kuwabara is fluent in Portuguese, English, German and Spanish. He has basic working knowledge of Japanese, French and Italian, providing the company better communications with engineering counterparts in our supply chain.



Eric Moore

EXECUTIVE DIRECTOR OF SALES & MARKETING

Mr. Moore is the company's Executive Director of Sales and Marketing, a position he has held since August 2016. In this position, Mr. Moore is responsible for defining and implementing all sales and marketing strategies to achieve the company's goals and projections.



Kristin Smith

DIRECTOR OF IT & SOCIAL MEDIA

Ms. Smith is responsible for developing and implementing marketing strategies for the company's social media sites. This includes blogging, creating social media profiles, managing regular posts and responding to followers.



Jamie Roberts

PLANT OPERATIONS SUPERVISOR

Mr. Roberts is highly experienced in quality control of all product lines, research and development, rapid prototyping and implementation of new products. He has worked with top lighting engineers in China and United States to develop LED lighting. He oversees daily operations and production.



Mary Henderson

EXECUTIVE ADMINISTRATOR

Ms. Henderson has spent the bulk of her career as a managerial assistant to executives in a vast array of businesses, handling all manner of strategic responsibilities. Her focus on detail, time mana customer service and her expertise in editing and proofreading make her an asset to the company.



ALKANE TRUCK COMPANY | IN THE NEWS

> *When you seek to play in an established market like commercial trucking, it takes people with industry depth to understand the challenges of developing a channel and spot a new market or industry break-through.*

Forbes Entrepreneur

> *We couldn't be happier to celebrate the 300 new jobs Alkane is bringing to South Carolina, and we are proud to congratulate this great company for all of the success they have found here." –Gov. Nikki Haley*

South Carolina Department of Commerce

> *Alkane Truck has opened a manufacturing facility in South Carolina, which is expected to add 300 new jobs over the next two years. This announcement ties into the company's launch of its Class 7 liquid-injected propane cab-over truck.*

Fleets and Fuels

> *Alkane Truck Co. will sell vehicles through its established network of 130 truck dealership locations throughout the U.S. and Canada. The cab and chassis can be fitted with various bodies from a variety of suppliers to accommodate niche market needs that include the general delivery industry, the beverage delivery industry, the refuse industry, and the propane delivery industry. Government FleetAlkane Truck Company, a new OEM of Class 7-8 Trucks in Myrtle Beach, S.C., has released its propane autogas-powered cab over Class 7 truck to the U.S. market.*

BPNews | Butane-Propane News

ALKANE TRUCK COMPANY | WHY INVEST?

Five years ago, Bob Smith realized that there was an opportunity to fill a much-needed void in America's trucking market. He saw countless numbers of diesel-powered trucks transporting goods - all producing tons of carbon emissions and most dependent on foreign oil.

HIS VISION WAS THREE-FOLD:

1. ***Produce a line of clean-burning, alternative-fueled trucks.***
2. ***Use domestically-produced, cost-effective fuels such as propane and CNG.***
3. ***Assemble the trucks in the US and create jobs for Americans.***

WE HAVE REACHED PRODUCTION STAGE FOR OUR CLASS 7 LPG TRUCKS & WE ARE SEEKING INVESTORS

Our customers are ready to place orders. We are ready to manufacture!


OUR CLASS 7 LPG TRUCK
OUR DOMINATOR
OUR CLASS 8 LPG TRUCK
R&D
Start Production
R&D
DOT Certification
R&D
DOT Certification

Today that vision has become a reality. Alkane Truck Company is taking orders for its Class 7 cab-over delivery trucks. The Company is in the development phase of a Class 8 18-wheeler and a humvee-style 4WD off-road vehicle we hope to make available in 2018 and 2019, respectively.

CONSIDERATIONS:

1. ***Bypass expensive factories; Alkane uses a simplified business model which the company believes reduces risk.***
2. ***Alkane has a network of well-established dealership locations in place where trucks will be sold and serviced.***

3. ***Truck fleets are anxious to acquire our Class 7 cab-over trucks and Alkane is unique in offering such a truck in this weight class.***
4. ***Alkane Truck Company is no longer a concept but a reality.***

You can be a part of an industry that sold over 400,000 trucks last year. You are investing in the first new American truck brand to be introduced in this country in over 48 years.

Together, we can restore and protect the air for generations, reduce our dependence on foreign oil and create American jobs. Be a part of Alkane Truck Company's vision today!

ALKANE TRUCK COMPANY | WHY NOT A MANUFACTURER?

BUT INSTEAD AN ASSEMBLER OF TRUCKS

Cars are incredibly expensive to design and develop. Automakers frequently spend hundreds of millions of dollars (sometimes billions) designing and developing vehicles from the ground up.

On top of the high design and development costs, there's the matter of tooling and configuring a manufacturing plant, training assembly line workers, u the robotics that handle various parts of the assembly process and on and on. Toyota, for example, spent over $2 billion developing their Tundra pickup truck, considering the cost of the factory built for the truck in San Antonio.


CATERPILLAR

These costs have to be amortized across every vehicle sold. As a result, a limited-production vehicle inevitably costs more than a mass-produced vehicle. Assuming $1 billion dollars in product development costs, for example, spread across a vehicle model that sells about 10,000 units a year for 5 years, the cost is $20,000 per car just to break even (ignoring the time value of money and ROI expectations set by the automaker).

And you still have to actually buy all the parts and put them together in a factory! You're $20k in the hole before you even start building the car...and that assumes hitting your sales projections (which is never guaranteed).

Summing up, the math is pretty simple once you understand the facts.

1. ***Individual vehicle models often cost hundreds of millions of dollars to develop, not counting the costs of setting up a manufacturing plant, assembly workers, etc. The total cost is easily $1 billion per vehicle, often more.***
2. ***These costs must be amortized across every model sold.***
3. ***If the model is sold in very low volumes (10,000 units a year), a good portion of the selling price goes toward covering development costs.***
4. ***If the model is sold in very high volumes (300k units a year), the amortized development cost per vehicle is minimal...which is why the F-series truck, Toyota Camry, Honda Civic and other popular models are so "cheap" (relatively speaking).***
5. ***While the costs of building a car with luxury options and features is higher than building a car without, the cost difference is small.***

Basically, **luxury cars are more expensive because you're paying for exclusivity**. The more exclusive (fewer models sold) the car, the more the automaker has to charge each buyer for design, development and assembly costs.

ALKANE
TRUCK COMPANY
U.S. Assembler of Alternative Fuel Trucks and Off Road Vehicles

Offering Summary

REGULATION CROWDFUNDING OFFERING STATEMENT

DATED JANUARY 11, 2017

Alkane Truck Company

1053 London Street

Myrtle Beach, South Carolina 29577

(843) 839-0109

Up to 234,741 shares of Class B Common Stock at $4.26 per share.

Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08

Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering ar March 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscri excess of the target offering amount up to $999,996.66 on a first come, first served basis. See "Plan of Distribution" on page 2 and "Our Securities" on page 2 for a description of our shares.

	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$4.26	$0.00	$
Target Offering Amount	5,867	$24,993.42	$0.00	$24,993.42
Maximum Offering Amount	234,741	$999,996.66	$0.00	$999,996.66

The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surch $0.1065 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a p the target offering amount or maximum offering amount.

We do not intend to use commissioned sales agents or underwriters.

Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See "Use of Proceeds" and "Plan of Distribution".

We may also use proceeds in an irregular way, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "administration expenses" that are not strictly for administrative purposes, any "travel and entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

We will notify investors when the target offering amount has been met.

If we reach the target offering amount prior to March 30, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment at least 48 hours prior to March 30, 2017, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment cancelled and your committed funds will be returned to you.

Help

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class B Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 2.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

Help

Offering Details

Annual Report

View Alkane Truck Company's Annual Report

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$966,727.00	USD	$1,020,397.00	USD
Cash & Cash Equivalents	$29,833.00	USD	$3,180.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$2,717,460.00	USD	$2,260,666.00	
Long-term Debt	$1,923,673.00	USD	$1,280,010.00	USD
Revenues / Sales	$221,160.00	USD	$0.00	USD
Costs of Goods Sold	-$269,414.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$1,154,127.00	USD	-$672,032.00	USD

Help

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Help

Updates

No available updates at this time. Follow Alkane Truck Company to get notified of future updates!

Comments (0 Total)

Add a public comment...

POST

Help

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dea[illegible] accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Help

Help

Exhibit D to Form C
Video Transcript

00:00:00,230 --> 00:00:07,190
alkane truck company we continually

2
00:00:04,580 --> 00:00:09,619
think about the future the future of

3
00:00:07,190 --> 00:00:11,240
energy in our country

4
00:00:09,619 --> 00:00:14,089
what if we could create something that

5
00:00:11,240 --> 00:00:17,000
is as dynamic as it is practical

6
00:00:14,089 --> 00:00:19,400
something that could change American

7
00:00:17,000 --> 00:00:21,140
Trucking as we know it

8
00:00:19,400 --> 00:00:24,349
those thoughts were formulated five

9
00:00:21,140 --> 00:00:27,140
years ago the solution was a simplified

10
00:00:24,349 --> 00:00:29,779
business model that breaks the market a

11
00:00:27,140 --> 00:00:32,300
streamlined form of manufacturing and

12
00:00:29,779 --> 00:00:35,449
distribution we use the highest quality

13
00:00:32,300 --> 00:00:37,280
parts and components available which

14
00:00:35,449 --> 00:00:40,910
were produced in other companies

15
00:00:37,280 --> 00:00:43,370
expensive manufacturing facilities these

16
00:00:40,910 --> 00:00:47,480
facilities often could cost upwards to

17
00:00:43,370 --> 00:00:50,510
500 million dollars and we have avoided

18
00:00:47,480 --> 00:00:52,219
that expense we eliminated the high

19
00:00:50,510 --> 00:00:54,980
costs associated with the large

20
00:00:52,219 --> 00:00:58,399
investment buildings and equipment our

21
00:00:54,980 --> 00:01:00,710
suppliers make the parts we engineer

22
00:00:58,399 --> 00:01:03,260
certify and assemble them in America

23
00:01:00,710 --> 00:01:06,710
into one-of-a-kind clean burning

24
00:01:03,260 --> 00:01:10,520
vehicles vehicles powered with a

25
00:01:06,710 --> 00:01:13,280
domestic fuel liquid propane we have

26
00:01:10,520 --> 00:01:16,430
transformed trucking in America with

27
00:01:13,280 --> 00:01:26,450

chree unique vehicles all powered wich

28
00:01:16,430 --> 00:01:33,150
liquid propane class 7 delivery cruck

29
00:01:26,450 --> 00:01:36,150
a class a cour 18 wheeler cruck

30
00:01:33,150 --> 00:01:39,870
and unique one-of-a-kind alkane

31
00:01:36,150 --> 00:01:43,080
Dominacor four-wheel-drive Humvee scyle

32
00:01:39,870 --> 00:01:46,830
fear

33
00:01:43,080 --> 00:01:50,580
why are we seeking cap for several very

34
00:01:46,830 --> 00:01:53,790
imporcanc reasons invencory engineering

35
00:01:50,580 --> 00:01:55,920
and developmenc che greac we can

36
00:01:53,790 --> 00:01:58,890
accelerace chac process of che invencory

37
00:01:55,920 --> 00:02:01,530
is an hour assembly planc quicker we can

38
00:01:58,890 --> 00:02:04,980
gec our cruck co our dealer necwork and

39
00:02:01,530 --> 00:02:08,250
co our end use our dealers are chere che

40
00:02:04,980 --> 00:02:11,670
end users are chere and che demand for

41
00:02:08,250 --> 00:02:13,260
clean-burning trucks is there you

42
00:02:11,670 --> 00:02:15,780
thought about the future what we

43
00:02:13,260 --> 00:02:18,570
ourselves to do to bring about change

44
00:02:15,780 --> 00:02:21,480
together we can provide American jobs

45
00:02:18,570 --> 00:02:24,840
provide cleaner air for generations to

46
00:02:21,480 --> 00:02:28,200
come and create a culture of energy

47
00:02:24,840 --> 00:02:30,959
independence join us in our journey to

48
00:02:28,200 --> 00:02:33,630
change the future we invite you to be

49
00:02:30,959 --> 00:02:36,720
part of the potential success of alkane

50
00:02:33,630 --> 00:02:43,790
truck company together let's move this

51
00:02:36,720 --> 00:02:43,790
country forward to a brighter future

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment

commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.